Exhibit 1

FOR IMMEDIATE RELEASE

Affimed Presents Data Comparing T-cell- and NK-cell-engaging TandAbs AFM11 and AFM12 at ASH

-- Differentiated Product Profiles Provide Rationale for Indication-Specific Approach --

Heidelberg, Germany, Dec 6, 2015 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today presented further preclinical data on the potency and efficacy of its anti-CD19 compounds AFM11, the Company’s T-cell-engaging TandAb and AFM12, the Company’s NK-cell-engaging TandAb, at the 57th Annual American Society of Hematology (ASH) conference in Orlando, Florida.

Results showed that the T-cell engager AFM11 and the NK-cell-engager AFM12 were both efficacious in in vitro and in vivo studies. AFM11, with its sub-nanomolar binding affinity to CD3 on T-cells, demonstrated greater potency, as measured by EC50, whereas AFM12, which has nanomolar binding affinity to CD16A on NK-cells, demonstrated greater efficacy, as measured by lysis of tumor cells. In addition, in patient-derived xenograft models, AFM12 treatment resulted in an increased number of NK-cells and T-cells entering the tumor microenvironment, while AFM11 and anti-PD-1 monotherapies caused only T-cell numbers to increase. Interestingly, combinations of AFM11 with AFM12, or of either with an anti-PD-1 agent, all seemed to confer similar efficacies and were stronger than monotherapies. Strongest efficacy has been observed using a triple combination.

“This side-by-side comparison of NK-cell and T-cell engaging TandAbs has given us valuable insight into how to determine the best effector cell-recruiting approach to use in different indications,” said Martin Treder, Ph.D., CSO of Affimed. “Moreover, it is exciting to see that both approaches have their merits and may in fact be compatible, opening additional strategic options for us as we consider the further development of our pipeline.”

A Phase 1 dose-escalation study of AFM11 in non-Hodgkin lymphoma is ongoing and first data are expected by the end of 2016. The Phase 1 study of AFM11 in acute lymphocytic leukemia (ALL) is expected to commence in the first half of 2016.

About AFM11

AFM11 is a bispecific T-cell TandAb, which binds T-cells specifically via CD3 and has a second binding domain for CD19, a target on cancer cells. T-cells are highly potent cytotoxic effector cells of the adaptive immune system. They have the ability to proliferate when activated, thereby amplifying and accelerating their cytotoxic activity. AFM11 redirects these effector cells to CD19 expressing cancer cells and binds to both targets, CD3 and CD19, with high affinity, thereby activating and redirecting the T-cells to kill the cancer cells. CD19 is expressed at an abnormally high level in all B-cell malignancies and AFM11 is specifically designed to treat these B-cell malignancies including Non-Hodgkin lymphoma. AFM11 is currently in Phase 1 clinical development. Like all TandAbs, AFM11 is a stable, off-the-shelf, targeted immunotherapeutic which does not require continuous infusion due to a favorable half-life in a patient’s bloodstream, yet is tunable by dosing adjustment when required.

About AFM12

AFM12 is a bispecific NK-cell TandAb, which binds NK-cells specifically via CD16A and has a second binding domain for CD19, a target on cancer cells. CD16A is expressed on NK-cells, highly potent cytotoxic effector cells of the innate immune system, enabling AFM12 to selectively bind these effector cells. AFM12 redirects the NK-cells to CD19- expressing cancer cells and binds both targets with high affinity, establishing a bridge, whereby the NK-cells are activated and redirected to kill the cancer cells.

About NK-Cell TandAbs, T-Cell TandAbs and Trispecific Abs

Affimed develops TandAbs and Trispecific Abs to substantially increase the efficacy, specificity and/or extend the therapeutic window of current therapeutics. TandAbs and Trispecific Abs are a new generation of proprietary, tumor-cell engaging antibodies with a tetravalent architecture characterized by four binding domains. These tetravalent molecules bind to tumor and immune cells with high affinity. Although generation of such complex antibodies is very challenging, Affimed has succeeded in producing them economically and at high quality.

Leveraging this expertise, Affimed has implemented three platform technologies:

•	Bispecific TandAbs engaging NK-cells (via CD16A)

•	Bispecific TandAbs engaging T-cells (via CD3)

•	Trispecific Abs engaging either NK- or T- cells

Affimed’s TandAbs have already demonstrated promising signs of therapeutic activity in patients and robust and efficient production processes for these highly stable molecules have been established in mammalian cell systems. Affimed’s Trispecific Abs, which target two distinct tumor epitopes and engage T- or NK-cells to lyse the tumor cells that express both targets, are validated preclinically.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells. Affimed has focused its research and development efforts on three proprietary TandAb programs for which it retains global commercial rights. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 172 861 8540

E-Mail: gschweitzer@macbiocom.com